Exhibit 3.1

FOURTH RESTATED

CERTIFICATE OF INCORPORATION

OF

SHORETEL, INC.

1.        Name.  The name of the corporation is ShoreTel, Inc. (the “Corporation”).

2.        Address; Registered Office and Agent.  The address of the Corporation’s registered office is 1209 Orange Street, City of Wilmington, County of New Castle, State of Delaware 19801; and the name of its registered agent at such address is The Corporation Trust Company.

3.        Purposes.  The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

4.        Number of Shares.  The total number of shares of stock that the Corporation shall have authority to issue is 1,000, all of which shall be shares of common stock with the par value of $0.001 per share.

5.        Election of Directors.  Unless and except to the extent that the By-laws of the Corporation (the “By-laws”) shall so require, the election of directors of the Corporation need not be by written ballot.

6.        Limitation of Liability.  To the fullest extent permitted by law, no director of the Corporation shall be personally liable for monetary damages for breach of fiduciary duty as a director. Without limiting the effect of the preceding sentence, if the DGCL is hereafter amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL. Without limiting the effect of the preceding sentence, if the DGCL is hereafter amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

7.        Indemnification.

7.1        Authorization.  The Corporation is authorized to provide indemnification to its directors and officers, and other persons, to the fullest extent permitted by applicable law.

7.2        Amendment or Repeal.  Neither any amendment nor repeal of this Article 7, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article 7, shall eliminate, reduce or otherwise adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such amendment, repeal or adoption of such an inconsistent provision.

8.        Adoption, Amendment or Repeal of By-Laws.  The board of directors of the Corporation is authorized to adopt, amend or repeal the By-laws.

9.        Certificate Amendments.  The Corporation reserves the right at any time, and from time to time, to amend or repeal any provision contained in this Certificate of Incorporation, and add other provisions authorized by the laws of the State of Delaware at the time in force, in the manner now or hereafter prescribed by applicable law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation (as amended) are granted subject to the rights reserved in this Article.